LETTER TO SHAREHOLDERS

Dear Shareholders,

In 1998, the Company’s management and board recognized that hydrocarbon fuels were leading to sustainably higher prices and that renewable fuels would play an increasing role in the energy mix, given price sensitivity and climate change imperatives. Based on this, Dynamotive’s board and management dedicated themselves to the development of a technology platform and product that would rise to this challenge.

Nine years later, Dynamotive has emerged as a leader in the production of fuels from lignocellulose that do not compete with food applications. This has been possible because of your support.

2006 was a year of substantial achievement for the Company with the launch of a 4th generation plant at Guelph and the determination to upgrade our West Lorne Plant having learned valuable lessons from its operation.

2006 also saw the set up of our operating subsidiaries in the U.S. and Latin America, the licensing agreements with our Australian and European partners and the strategic alliances with Consensus Business Group.

Further, we established a strong working relationship with Mitsubishi Canada which we believe will yield positive results in the short term.

Dynamotive is today a leader in its field but there is still much work to do.

In 2007, we expect to further consolidate our position and complete the year with two commercial plants operating and generating revenues, and have further projects underway in our key markets.

Dynamotive’s management is focused on making a successful transition from developmental to commercial activities and to deliver top tier performance on a sustainable basis. We have developed what is today an integrated energy company that is focused in creating value to shareholders at every level of activity, from establishing biomass assets to supplying technology and products to the market, and to further enhance potential by researching new product applications that would extend our markets.

Our strategy is clear and so is our commitment to deliver value to our shareholders.

2006 Highlights

Financial

  Increase in shareholder’s equity from $8.3 m to $29.8, an increase of 259%
  Property and plant increase to $26.4m from $14.2m in 2005
  Strengthened balance sheet, with cash infusions from $27.5 million in new equity financings and warrant exercises used to fund operations, remove all debt from the company and to invest in the Guelph and West Lorne plants
  Increase cash balance at year end to $9.3 million, up from $1.4 million in 2005
  Invested $4.2 million in R&D, net of sales and government support.
  Incurred $5.0 million in expenses related to non-cash compensation and other non-cash charges

Operational

  200 tpd Guelph plant in Ontario started construction March 2006
  West Lorne plant in Ontario started its upgrade process December 2006
  Offices established in Arlington, Virginia, close to Washington DC, as well as a South American headquarters in Buenos Aires and a European headquarters in London, UK
  Strategic Partnership with Consensus Business Group
  Development of Intermediate BioOil grade
  Successful testing of Intermediate BioOil as a potential feedstock for synthetic fuels
  Successful emulsion tests of BioOil with diesel.
  Strong interest in Dynamotive’s technology at key global biofuel conferences

We thank you for your support in 2006 and look forward to keeping you informed of our progress in 2007.

/s/ Richard Lin	/s/ R. Andrew Kingston
Richard Lin	R. Andrew Kingston
Chairman of the Board of Directors	President and CEO